ATTORNEYS AT LAW

Michael J. FitzGerald*
Eoin L. Kreditor*
Lynne Bolduc
Robert C. Risbrough
George Vausher, LLM, CPA‡
David M. Lawrence
Robert M. Yoakum
Sherilyn Learned O’Dell
Charles C. McKenna
David R. Hunt
Natalie F. Foti
Brook John Changala
April 22, 2022	Josephine Rachelle Aranda
Pfrancez C. Quijano
VIA EDGAR	William Allen Miller
Securities and Exchange Commission	John M. Marston†
Division of Corporation Finance	Deborah M. Rosenthal†
Office of Real Estate & Construction	Maria M. Rullo†
Washington, D.C. 20549
Attention: Ameen Hamady

Re:	Harbor Custom Development, Inc. Form 8-K filed on April 21, 2022 File No. 001-39266

Dear Mr. Hamady:

We have received your comment letter dated April 21, 2022 (the “Comment Letter”) regarding the Current Report on Form 8-K filed on April 21, 2022 on behalf of Harbor Custom Development, Inc. (the “Registrant”). We have prepared the following responses describing the general action(s) taken in the Current Report on Form 8-K filed on April 21, 2022 (the “Current Report”) regarding the comment in the Comment Letter. The following numbers are coordinated to the comment numbers in the Comment Letter.

Form 8-K filed on April 21, 2022

General

1. Pursuant to Item 4.02(a)(3), the Current Report discloses that the audit committee discussed with the Registrant’s independent accountant the matters disclosed in the filing in the first paragraph of the section entitled Item 4.02 – Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review as follows:

The Company’s management detected the issue related to the Diluted EPS calculations for the Restated Periods and promptly reported it to the Company’s Audit Committee which undertook a thorough review and investigation of the potential miscalculation and discussed the matter with the Company’s independent audit firm as well as a nationally recognized third-party accounting firm.

Please let us know if you have any further comments.

Very truly yours,

/s/ Lynne Bolduc
Lynne Bolduc, Esq.

2 Park Plaza, Suite 850 ˖ Irvine, California 92614 | 800 West Sixth Street, Suite 1500 ˖ Los Angeles, California 90017

Telephone: 949-788-8900 ˖ Facsimile: 949-788-8980 ˖ www.fkbrlegal.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California